[redacted]

09059820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB# 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

SEC FILE NUMBER
8- 2018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadpoint Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Penn Plaza – 42nd floor
(No. and Street)

New York (City) NY (State) 10119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert I. Turner (212) 273-7109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, 30th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lee Fensterstock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadpoint Capital, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and C.E.O.

Title

Notary Public

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal accounting control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROADPOINT CAPITAL, INC.
(A wholly owned subsidiary of Broadpoint Securities Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2008

INDEX TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
Broadpoint Capital, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Broadpoint Capital, Inc. at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2009

STATEMENT OF FINANCIAL CONDITION
(In thousands of dollars, except for share and per share amounts)

		December 31 2008
ASSETS		
Cash and cash equivalents	$	3,499
Cash segregated for regulatory purposes		470
Receivables from:		
Brokers, dealers and clearing agencies		1,656
Affiliates		542
Related parties		232
Others		3,976
Securities owned, at fair value		618,772
Intangible assets		661
Other assets		6,613
Total assets	$	636,421
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payables to:		
Brokers, dealers and clearing agencies	$	511,777
Parent and affiliates		11,880
Others		584
Securities sold, but not yet purchased, at fair value		15,228
Accrued compensation		27,744
Accounts payable		1,813
Accrued expenses		1,811
Income taxes payable		2,623
Total liabilities, excluding subordinated debt		573,460
COMMITMENTS AND CONTINGENCIES (see Note 9)		
Subordinated debt		1,662
Stockholder's equity		
Preferred, voting, 6% cumulative, $10 par value; authorized 20,000 shares; none issued		-
Common, voting, $.01 par value; authorized 5,000,000 shares; 100 issued and outstanding		-
Additional paid-in capital		89,945
Accumulated deficit		(28,646)
Total stockholder's equity		61,299
Total liabilities and stockholder's equity	$	636,421

The accompanying notes are an integral
part of these financial statements

NOTES TO FINANCIAL STATEMENTS

Significant Accounting Policies

Organization and Nature of the Business

Broadpoint Capital, Inc. (the "Company") is a wholly owned subsidiary of Broadpoint Securities Group, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, the New York Stock Exchange, and various other exchanges. The Company's primary business includes securities brokerage for institutional customers, secondary trading of mortgage and asset-backed securities, placement agent for issuance of debt financing, and investment banking services to corporate and middle market clients primarily in the United States.

On October 16, 2008 the Parent completed the merger of two of its principal broker-dealer subsidiaries, the Company and Broadpoint Securities, Inc. The two firms were merged into a single broker-dealer under the name Broadpoint Capital, Inc. The Company believed that the merger would increase efficiencies by enhancing the integration of services and processes across the firm's business lines. The merger of the firms has been accounted for as a pooling of interests, as they are under common control of the Parent, and accordingly, the financial statements are presented as if the merger occurred on January 1, 2008.

In March 2008, the Parent and the Company completed the hiring of 47 employees of the New Jersey-based Fixed Income division of BNY Capital Markets, Inc. and the acquisition of certain related assets. BNY Capital Markets, Inc. was a subsidiary of The Bank of New York Mellon Corporation. The Company formed a new Debt Capital Markets group comprised of such employees that operates a comprehensive sales and trading platform that specializes in high yield, distressed, investment grade corporate, treasury, government agency, convertible bond, and equity securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions were reported on a settlement date basis.

Equity securities owned and equity securities sold but not yet purchased are comprised of United States equity securities and are valued at market value based on quoted market prices.

Fixed income securities owned and fixed income securities sold but not yet purchased, generally are valued on the basis of prices furnished by a pricing service when the Company believes such prices accurately reflect the fair value of such securities. A pricing service utilizes electronic data processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service, or when restricted or illiquid securities are being valued, securities are valued at fair value as determined in good faith by the Company.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned plus accrued interest thereon, in order to collaterize reverse repurchase agreements. Similiarly, the Company is required to provide securities to counterparites in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual

provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when appropriate.

At December 31, 2008, the Company had no resale or repurchase agreements.

Exchange Memberships

Exchange memberships are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There is no allowance recorded for impairment.

Derivative Financial Instruments

Derivative financial instruments involve varying degrees of off-balance-sheet market risk, whereby changes in the level or volatility of interest rates, or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of the amounts currently reflected in the Statements of Financial Condition as Securities owned and Securities sold at fair value.

Derivatives entered into by the Company include purchase and sale agreements on to-be-announced ("TBA") mortgage-backed securities. The Company enters into derivatives to facilitate proprietary trading and to manage its risk exposures arising from trading assets and liabilities. The settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group. Effective January 1, 2008, as a result of the pooling of interests, the FIN48 liability for uncertain tax positions associated with the Company is reflected as a liability on the Company's financial statements.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The Company establishes provisions for income taxes when tax positions meet the minimum probability threshold as defined by FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the Statement of Financial Condition at market or fair value, except subordinated debt. The estimated fair value of subordinated debt at December 31, 2008, approximates its carrying value based on current rates available. (See Note 5)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The Company also indemnifies some clients against potential losses incurred for non-performance by the specified third-party service providers, including subcustodians. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Other

The Company's customers' and principal securities transactions are cleared through third party clearing agreements on a fully disclosed basis. Under these agreements, the clearing agents settle these transactions on a fully disclosed basis, collect margin receivables related to these transactions, monitor the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, require the customer to deposit additional collateral with them or to reduce positions, if necessary.

In addition, certain clearing brokers require the Company to maintain a minimum net capital as defined of $2.5 million as well as certain other requirements. If the Company is subject to an Event of Default (as defined in the agreement) the agreement will be terminated. The clearing agent may re-hypothecate certain securities held on behalf of the Company.

Cash and Securities Segregated Under For Regulatory Purposes

At December 31, 2008, the Company segregated cash of $0.5 million in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Receivables From and Payables to Brokers, Dealers and Clearing Agencies

Amounts receivable from brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31 2008
Commissions receivables	535
Deposits with clearing organizations	1,121
Total	$ 1,656

Amounts payable to brokers, dealers and clearing agencies consisted of the following at:

(In thousands of dollars)	December 31 2008
Payable to clearing organizations	511,777
Total	$ 511,777

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables or payables to brokers, dealers and clearing agencies on the Statement of Financial Condition.

Receivables From and Payables to Customers

At December 31, 2008 there were no significant receivables from or payables to customers.

The Company is a party to clearing agreements with clearing agents in connection with their securities trading activities. If the clearing agent incurs a loss, it has the right to pass the loss through to the Company. The Company has retained the right to pursue collection or performance from customers who do not perform under their contractual obligations and monitors customer balances on a daily basis along with the credit standing of the clearing agent. As the potential amount

of losses during the term of this contract has no maximum, the Company believes there is no maximum amount assignable to this indemnification.

Through the second quarter of 2008, the Company's equity division, was self-clearing for transactions executed with institutional customers. The Company's non-institutional customer securities transactions, including those of officers, directors, employees and related individuals, were cleared through a third party under a clearing agreement. Under this agreement, the clearing agent executed and settled customer securities transactions, collected margin receivables related to these transactions, monitored the credit standing and required margin levels related to these customers and, pursuant to margin guidelines, required the customer to deposit additional collateral with them or to reduce positions, if necessary. In the event the customer was unable to fulfill its contractual obligations, the clearing agent had the option of either purchasing or selling the financial instrument underlying the contract, and as a result might have incurred a loss for which the clearing agent could have sought indemnification from the Company in the manner described in the prior paragraph.

Financial Instruments

The Company adopted the provisions of SFAS No. 157 "Fair Value Measurements" ("SFAS No. 157") effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

> Level 1: Quoted prices in active markets that the reporting entity has the ability to access at the reporting date, for identical assets or liabilities. Prices are not adjusted for the effects, if any, of the reporting entity holding a large block relative to the overall trading volume (referred to as a "blockage factor")
>
> Level 2: Directly or indirectly observable prices in active markets for similar assets or liabilities; quoted prices for identical or similar items in markets that are not active; inputs other than quoted prices (e.g., interest rates, yield curves, credit risks, volatilities); or "market corroborated inputs".
>
> Level 3: Unobservable inputs that reflect management's own assumptions about the assumptions market participants would make.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

<u>Fair Valuation Methodology</u>

Cash Instruments – These financial assets represent cash in banks or cash invested in liquid money market funds. These investments are valued at par, which represents fair value, and are reported as Level 1.

Securities Owned/Securities Sold But Not Yet Purchased – These financial assets represent investments in fixed income and equity securities.

Fixed income securities which are traded in active markets include on the run treasuries, investment grade debt, asset and mortgage backed securities including TBAs, and corporate debt. The treasuries and TBAs are generally traded in active, highly liquid markets. These assets are generally classified as Level 1. As there is no quoted market for investment grade debt, asset and mortgage backed securities, and corporate debt, the Company utilizes observable market factors in determining fair value. These financial instruments are reported as Level 2. In certain circumstances, the Company may utilize unobservable inputs that reflect management's own assumptions about the assumptions market participants would make. These financial assets are reported as Level 3.

In determining fair value for Level 2 financial instruments, management utilizes benchmark yields, reported trades for comparable trade sizes, issuer spreads, two sided markets, benchmark securities, bids and offers. These inputs relate either directly to the financial asset being evaluated or indirectly to a similar security (for example, another bond of the same issuer or a bond of a different issuer in the same industry with similar maturity, terms and conditions). Additionally for certain mortgage backed securities, management also considers various characteristics such as issuer, underlying collateral, prepayment speeds, cash flows and credit ratings.

In determining fair value for Level 3 financial instruments, management maximizes the use of Level 2 inputs when available. Management utilizes factors such as bids that were received, spreads to the yield curve on similar offered financial assets, or comparing spreads to similar financial assets that traded and had been priced through an independent pricing source. Management considers these pricing methodologies consistent with assumptions in how other market participants value certain financial assets. These pricing methodologies involve management judgment and as a result, lead to a Level 3 classification.

Management then evaluates the fair value against other factors and valuation models it deems relevant. These factors may be a recent purchase or sale of the financial asset at a price that differs from the fair value based upon observable inputs or economic events that impact the value of the asset such as liquidity in the market, political events or observations of equity curves related to the issuer. These same factors are utilized to value Level 3 financial assets where no observable inputs are available.

Equity securities are valued at quoted market prices. These financial assets are reported as Level 1. When quoted prices are not available, valuation models are applied to these financial assets. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Accordingly, these financial assets are recorded as Level 3.

Derivatives – In connection with mortgage-back securities trading, the Company economically hedges its exposure through the use of TBAs. These derivatives are traded in an active quoted market and therefore generally classified as Level 1.

Transfers – Assets will transfer in and out of Level 3 based upon widening and tightening of spreads due to increased or decreased volumes and liquidity

The following table summarizes the categorization of the financial instruments within the fair value hierarchy at December 31, 2008:

(in thousands of dollars)	Assets at Fair Value			
	Level 1	Level 2	Level 3	Total
Cash Instruments (1)	$ 3,969	$ -	$ -	$ 3,969
Securities Owned (2)	13,070	581,360	24,331	618,761
Derivatives (2)	11	-	-	11
Total Financial Assets At Fair Value	$ 17,050	$ 581,360	$ 24,331	$ 622,741

(in thousands of dollars)	Liabilities at Fair Value			
	Level 1	Level 2	Level 3	Total
Securities Sold But Not Yet Purchased (2)	$ 14,476	$ -	$ 1	$ 14,477
Derivatives (2)	751	-	-	751
Total Financial Liabilities At Fair Value	$ 15,227	$ -	$ 1	$ 15,228

(1) Cash instruments includes Cash and cash equivalentsof $3,499 and Cash segregated for regulatory purposes of $470 in the Statement of Financial Condition.

(2) Unrealized gains/(losses) relating to Derivatives are reported in Securities owned and Securities sold, but not yet purchased, at fair value in the Statement of Financial Condition.

The following tables summarize the changes in the Company's Level 3 financial instruments for the year ended December 31, 2008:

(In thousands of dollars)	Securities owned (1)
Balance, December 31 2007	$ 64,822
Realized gains(losses) (1)	(1,243)
Unrealized gains(losses) (1)	(1,356)
Purchases, sales and settlements	(34,528)
Transfers in and/or out of Level 3 (2)	(3,364)
Balance, December 31, 2008	$ 24,331
Unrealized gains (losses) on level 3 assets still held at the reporting date	$ (4,511)

(1) Realized and unrealized gains (losses) are reported in Principal transactions in the Statement of Operations.

(2) The Company reviews which level financial instruments are classified in on a quarterly basis. As the observability and strength of valuation attributes changes, reclassifications of certain financial assets or liabilities may occur between levels. The reporting of these reclassifications results in a transfer in/out of Level 3 at fair value in the quarter of the change. During the year there was a net transfer out of approximately $3.4 million from Level 3. These transfers were primarily investment grade performing mortgage and asset backed securities.

Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

	2008	
(In thousands of dollars)	Owned	Sold, But Not Yet Purchased
Marketable Securities-fair value		
U.S. Government and federal agency obligations	$ 546,447	$ 15,227
State and municipal bonds	5	-
Corporate obligations	71,581	-
Corporate stocks	739	1
Total	$ 618,772	$ 15,228

Intangible Assets

(In thousands of dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Intangible assets			
Customer related (amortizable):			
Broadpoint Debt Capital Markets – Acquisition	$ 795	$ (134)	$ 661
Total Intangible Assets	$ 795	$ (134)	$ 661

Intangible assets increased due to the acquisition of the Debt Capital Markets Group during the year ended December 31, 2008.

Customer related intangible assets are being amortized over 5 years. Future amortization expense is estimated as follows:

For the year ended	*(In thousands of dollars)*
2009	$ 159
2010	159
2011	159
2012	159
2013	25
Total	$ 661

Payables to Others

Amounts payable to others consisted of the following at December 31:

(In thousands of dollars)	2008
Draft payables	$ 327
Others	257
Total	$ 584

The Company maintains a group of "zero balance" bank accounts which are included in payable to others on the Statement of Financial Condition. Drafts payable represent the balance in these accounts related to outstanding checks that have not yet been presented for payment at the bank. The Company has sufficient funds on deposit to clear these checks, and these funds will be transferred to the "zero-balance" accounts upon presentment.

Commitments and Contingencies

Litigation

In early 2008, the Company hired Tim O'Connor and 9 other individuals to form a new restructuring and recapitalization group within the Company's Investment Banking division. Mr. O'Connor, the new head of Broadpoint Capital's Investment Banking Division and each of the other employees are former employees of Imperial Capital, LLC ("Imperial"). Upon the Company's hiring of these employees, Imperial commenced an arbitration proceeding against the Company, Mr. O'Connor, another employee hired by Broadpoint Capital and a former employee of Imperial who is not employed by the Company before the Financial Industry Regulatory Authority ("FINRA"). In the arbitration, Imperial alleged various causes of action against the Company as well as the individuals based upon alleged violations of restrictive covenants in employee contracts relating to the non-solicitation of employees and clients. Imperial claimed damages in excess of $100 million. Concurrently with the filing of the arbitration proceeding, Imperial sought and obtained a temporary restraining order in New York State Supreme Court, pending the conclusion of the FINRA arbitration hearing, enjoining the Company from disclosing or making use of any confidential information of Imperial, recruiting or hiring any employees of Imperial and seeking or accepting as a client any client of Imperial, except those clients for whom any of the hired individuals had provided services as a registered representative while employed by Imperial. On April 17, 2008, the Company, the other respondents, and Imperial entered into a Partial Settlement whereby Imperial's claims for injunctive relief were withdrawn and it was agreed the temporary restraining order would be vacated. Imperial's remaining claim for damages arbitrated before FINRA at a hearing in September 2008. The Partial Settlement provides, among other things, for the potential future payment of amounts from Broadpoint to Imperial contingent upon the successful consummation of, or receipt of fees in connection with, certain transactions. On September 16, 2008, the Company agreed to a Settlement resolving all remaining claims among the parties. In particular, in exchange for a $500,000 payment from the Company, Imperial released its claims against the respondents. In addition, the respondents released the claims and defenses raised by them against Imperial (including third-party claims asserted against Imperial by Tim O'Connor), and the FINRA case was dismissed. The terms and conditions of the Partial Settlement remain in effect.

Due to the nature of our business, the Company may in the future be involved in a variety of legal proceedings. These may include litigations, arbitrations and other proceedings initiated by private parties and arising from our underwriting, financial advisory or other transactional activities, client account activities and employment matters. Third parties who assert claims may do so for monetary damages that are substantial, particularly relative to our financial position. In addition, the securities industry is highly regulated. The Company is subject to both routine and unscheduled regulatory examinations of our business and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. Periodically, the Company receives inquiries and subpoenas from the SEC, state securities regulators and self-regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation. The Company's responses to these communications have in the past resulted in the Company being cited for regulatory deficiencies, although to date these communications have not had a material adverse effect on the Company's business.

The Company have taken reserves in the financial statements with respect to legal proceedings to the extent the Company believes appropriate. However, accurately predicting the timing and outcome of legal proceedings, including the amounts of any settlements, judgments or fines, is inherently difficult insofar as it depends on obtaining all of the relevant facts (which is sometimes not feasible) and applying to them often complex legal principles. Based on currently available information, the Company does not believe that any litigations, proceeding or other matter to which it is a party or otherwise involved will have a material adverse effect on the Company's financial condition, although an adverse development, or an increase in associated legal fees, could be material in a particular period, depending in part on its operating results in that period.

Other

The Company utilizes various economic hedging strategies to actively manage its market, credit and liquidity exposures. The Company also may purchase and sell securities on a when-issued basis. At December 31, 2008, the Company had no outstanding underwriting commitments, had not purchased or sold any securities on a when-issued basis, and had entered

into sale agreements on TBA mortgage-backed securities in the amount of $151.2 million and purchase agreements in the amount of $5.1 million.

Related Party Transactions

Advances

The Company periodically provides advances to its Parent and affiliates or receives advances from its Parent and affiliates. Typically, advances are to fund certain operating expenses, tax payments and capital purchases. These advances are included in Receivables from and Payable to Parent and affiliates on the Statement of Financial Condition.

Other

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company. Any tax benefits related to these benefit plans are also recognized by the Company.

Leases

The Company's headquarters, certain sales offices and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain escalation clauses that expire at various times through 2021. Certain leases also contain renewal options. The Company is charged by the Parent for the use of such offices.

The Company and Parent's future minimum annual lease payments, net of sublease rental income related to offices used by the Company are as follows:

(In thousands of dollars)	Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payments
2009	$ 6,481	$ 1,177	$ 5,304
2010	7,349	1,536	5,813
2011	7,143	1,477	5,666
2012	7,097	1,477	5,620
2013	7,269	1,419	5,850
Thereafter to 2021	38,105	1,243	36,862
Total	$ 73,444	$ 8,329	$ 65,115

Subordinated Debt

A select group of management and highly compensated employees are eligible to participate in the Broadpoint Securities Group, Inc. Deferred Compensation Plan for Key Employees (the "Plan"). The employees enter into subordinated loans with the Company to provide for the deferral of compensation and employer allocations under the Plan. The accounts of the participants of the Plan are credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt are based on the distribution election made by each participant, which may be deferred to a later date by the participant. The amount of subordinated loans under the Plan at December 31, 2008 approximated $1.7 million.

Principal debt repayment requirements as of December 31, 2008, are as follows:

(In thousands of dollars)		
2009	$	465
2010		287
2011		108
2012		207
2013		185
2014 to 2016		410
	$	1,662

The New York Stock Exchange has approved the Company's subordinated debt agreements disclosed above. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital under Rule 15c3-1").

Income Taxes

The Company files a consolidated federal and various combined state and local income tax returns with its Parent and separate tax returns with certain other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group. Effective January 1, 2008, as a result of the pooling of interests, the FIN48 liability for uncertain tax positions associated with the Company is reflected as a liability on the Company's financial statements.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The income tax provision was allocated as follows for the year ended December 31:

(In thousands of dollars)		2008
Loss from continuing operations	$	2,425
Loss from discontinued operations		-
Income tax provision	$	2,425

The components of income taxes attributable to loss from continuing operations, net of valuation allowance, consisted of the following for the year ended December 31:

(In thousands of dollars)		2008
Federal		
Current	$	-
Deferred		-
State and Local		
Current		-
Deferred		2,425
Total income tax expense (benefit)	$	2,425

The expected income tax expense (benefit) using the federal statutory rate differs from income tax expense (benefit) from continuing operations as a result of the following for the year ended December 31:

(In thousands of dollars)		2008
Income taxes at federal statutory rate	$	(4,006)
State and local income taxes		2,425
Meals and entertainment		142
Other compensation		(42)
Other		(64)
Change in federal valuation allowance		3,970
Total income tax expense (benefit)	$	2,425

The following is a summary of deferred tax assets and liabilities at December 31:

(In thousands of dollars)		2008
Investments	$	150
Deferred compensation		5,762
Deferred revenues		(420)
Accrued liabilities		(758)
Other		147
Net operating loss carryforward		14,259
Total deferred tax asset		19,140
Less valuation allowance		(19,140)
Net deferred tax asset	$	-

The Company has recorded a valuation allowance at December 31, 2008 as a result of uncertainties related to the realization of its net deferred tax asset. The valuation allowance was established as a result of weighing all positive and negative evidence, including the Company's history of cumulative losses over the past three years and the difficulty of forecasting future taxable income. The valuation allowance reflects the conclusion of management that it is more likely than not that the benefit of the deferred tax assets will not be realized. As a result of the pooling of interests, the company re-evaluated its deferred tax assets as of January 1, 2008 and accordingly established a full valuation allowance. The impact on the Company's valuation allowance as the result of the pooling of interests was a decrease to Valuation Allowance and an increase to Retained Earnings in the amount of $0.4 million. In addition to the change related to the pooling of interest, the valuation allowance increased by $4.0 million because of current year activity.

As a result of an ownership change by the Company's Parent on September 21, 2007, the Company underwent a change in ownership within the meaning of Section 382 of the Internal Revenue Code ("IRC Section 382"). In general, IRC Section 382 places an annual limitation on the use of certain tax attributes such as net operating losses. The net operating loss carryforward in the above summary of deferred tax assets is shown net of the amount of loss that is expected to expire unused due to the limitation of IRC Section 382. The Company is engaged in a study to finalize this estimate and any difference is not expected to have a material impact on the financial statements.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") effective January 1, 2007. There was no cumulative effect adjustment recorded as a result of adopting FIN 48.

The following table summarizes the activity related to our unrecognized tax benefits:

(In thousands of dollars)		
Balance January 1, 2008	$	-
Gross increases based on tax positions related to prior periods		2,425
Balance December 31, 2008	$	2,425

The Company along with its Parent are subject to U.S. federal income tax as well as income tax of state and local jurisdictions. As of January 1, 2008 and December 31, 2008, with few exceptions, the Company along with its parent were no longer subject to U.S. federal tax or state and local income tax examinations for years before 2003 and 2004, respectively. The Company has an ongoing audit with the State of New York for the tax years ended 2004, 2005, and

2006. The unrecognized tax benefits of the Company recorded pursuant to FASB interpretation No. 48, "Accounting for Uncertainties in Income Taxes", could significantly change over the next twelve months due to the expiration of the statute of limitations. Effective January 1, 2008, as a result of the pooling of interests, the FIN48 liability for uncertain tax positions associated with the Company is reflected as a liability on the Company's financial statements.

The Company recognizes interest and penalties related to income tax matters as a component of income tax. As of January 1, 2008 and December 31, 2008, approximately $2,350 thousand and $75 thousand of accrued interest relates to uncertain tax provisions. During the year ended December 31, 2008, $75 of interest and penalty has been recognized as a component of income taxes.

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $0.25 million, whichever is greater. At December 31, 2008, the Company had net capital of $22.4 million, which was 0% of aggregate debit balances and $22.2 million in excess of required minimum net capital.

Trading Activities

As part of its trading activities, the Company provides brokerage and underwriting services to its institutional clients. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions and to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, prepayment risk, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following discussion describes the types of market risk faced by the Company:

Interest Rate Risk: Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments.

Equity Price Risk: Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities.

Prepayment Risk: Prepayment risk, which is related to the interest rate risk, arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of mortgage-backed securities.

Credit Risk

The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit concentration is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for concentration risk, credit limits are established and monitored in light of changing counterparty and market conditions. The Company also purchases securities and may have significant positions in its inventory subject to market and credit risk. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold. In order to control these risks, securities positions are monitored on at least a daily basis.

Derivative Financial Instruments

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk, whereby changes in the level or volatility of interest rates, or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of the amounts currently reflected in the Statements of Financial Condition as Securities owned and Securities sold, but not yet purchased at fair value.

Derivatives entered into by the Company include sale agreements on TBA mortgage-backed securities. The Company enters into derivatives to facilitate proprietary trading and to manage its risk exposures arising from trading assets and liabilities. The settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

Derivative Financial Instruments

The Company accounts for certain financial assets and liabilities at fair value in accordance with Statement of Financial Accounting Standards, ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". A derivative is an instrument whose value is derived from an underlying instrument or index. Acting in a trading capacity, the Company may enter into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting from its trading activities.

Discontinued Operations

In September 2007, the Company completed the asset sale agreement with DEPFA Bank PLC ("DEPFA") for the sale of the Municipal Capital Markets Group. In June 2007, the Company closed its Fixed Income Middle Markets Group following the departure of the employees in the group. In 2000, the Company sold its Private Client Group. The Company continues to report the receipt and settlement of pending contractual obligations related to these transactions as discontinued operations.

New Accounting Standards

In March 2008, the FASB issued FASB 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FASB 161"). FASB 161 amends and expands the disclosure requirements of FASB 133, "Accounting for Derivative Instruments and Hedging Activities", and requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts and disclosures about credit-risk-related contingent features in derivative agreements. FASB 161 is effective for the fiscal years and interim periods beginning after November 15, 2008. The Company is currently assessing the impact of FASB 161 on the statement of financial condition and results of operations.

In April of 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets" (FSP 142-3). FSP 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The effective date for FSP 142-3 is for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP No. 142-3 on the statement of financial condition and results of operations.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162). SFAS No. 162 sets forth the level authority attributed to a given accounting pronouncement. SFAS No. 162 contains no specific disclosure requirements. The effective date for implementation has yet to be determined.

In October 2008, the FASB issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for that Asset is not Active" ("FSP FAS 157-3"). FSP FAS 157-3 is consistent with the joint press release the FASB issued with the Securities and Exchange Commission on September 30, 2008, which provides general clarification guidance on determining fair value under FASB 157 when markets are inactive. FSP FAS 157-3 specifically addresses the use of judgment in determining whether a transaction in a dislocated market represents fair value, the inclusion of market participant risk adjustments when an entity significantly adjusts observable market data based on unobservable inputs, and the degree of reliance to be placed on broker quotes or pricing services. FSP FAS 157-3 was effective October 10, 2008 and is not expected to have a material affect on the Company's financial statements.